UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated December 5, 2013.

Exhibit 99.1

Golar LNG: Sale of Golar Igloo to Golar LNG Partners LP

Golar LNG Limited (the "Company") announced today that it has entered into an agreement to sell its ownership interest in the company that will own and operate the floating storage and regasification unit ("FSRU") Golar Igloo ("Igloo") to Golar LNG Partners L.P. ("Golar Partners") for a price of USD310 million. The transaction is subject to the satisfaction of certain closing conditions.

Net proceeds received from the sale will be applied against the remaining interim instalments of the Company's newbuild program and create liquidity which can be used as part equity in a potential ordering of a FLNG vessel.

This transaction is further testament to a corporate structure that has now fully funded the equity component of the Company's current newbuilding program whilst simultaneously providing for the growth of Golar Partners.

Hamilton, Bermuda
December 5, 2013
Enquiries: Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: December 5, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Executive Officer